SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 Ryanair Holdings plc

Transaction in own shares

Ryanair Holdings plc (the "Company") today announces that on Monday, 2 September 2024 it purchased for cancellation a total of 172,571 ordinary shares of nominal value €0.006 each in the capital of the Company ("Ordinary Shares"), as further detailed below.

Per Ordinary Share
Volume weighted average price paid	€15.6993
Highest price paid	€15.80
Lowest price paid	€15.60

These share purchases form part of the Company's existing share buy-back programme, details of which were announced on 27 August 2024 (the "Programme").

As announced on 27 August 2024, all shares purchased by the Company will be cancelled. In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a schedule of individual trades by J&E Davy on behalf of the Company as part of the Programme is scheduled to this announcement.

Enquires:

Contact:
Peter Larkin
Ryanair Holdings Plc
Tel: + 353 1 945 1212

Issuer name:		Ryanair Holdings plc
LEI		635400BR2ROC1FVEBQ56
ISIN:		IE00BYTBXV33
Intermediary name:		J&E Davy
Intermediary code:		DAVYIE21
Time zone:		BST
Currency:		EUR

Number of Shares	Gross Price per Share	Currency	Trade Time	Exchange	Trade ID
9088	15.7	EURO	08:49:10	Euronext Dublin	00043047653TRLO0-1
2885	15.67	EURO	09:02:21	Euronext Dublin	00043047761TRLO0-1
4100	15.67	EURO	09:44:39	Euronext Dublin	00043047997TRLO0-1
3115	15.66	EURO	10:17:48	Euronext Dublin	00043048184TRLO0-1
19000	15.69	EURO	10:23:10	Euronext Dublin	00043048235TRLO0-1
4099	15.6	EURO	12:47:35	Euronext Dublin	00043048822TRLO0-1
2987	15.6	EURO	13:27:31	Euronext Dublin	00043049056TRLO0-1
9900	15.65	EURO	13:29:46	Euronext Dublin	00043049143TRLO0-1
45000	15.65	EURO	13:35:18	Euronext Dublin	00043049199TRLO0-1
9112	15.725	EURO	15:21:55	Euronext Dublin	00043050406TRLO0-1
9211	15.75	EURO	15:46:29	Euronext Dublin	00043050775TRLO0-1
8744	15.74	EURO	15:58:53	Euronext Dublin	00043050929TRLO0-1
6003	15.75	EURO	16:05:26	Euronext Dublin	00043051010TRLO0-1
11102	15.8	EURO	16:13:07	Euronext Dublin	00043051139TRLO0-1
28225	15.75	EURO	16:21:44	Euronext Dublin	00043051280TRLO0-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:
03 September, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary